Filed pursuant to 424(b)(3)
Registration No. 333-121761

SUPPLEMENT NO. 4
DATED OCTOBER 20, 2006
TO THE PROSPECTUS DATED JULY 24, 2006
OF THINK PARTNERSHIP INC.

This Supplement No. 4 supplements certain information contained in our prospectus dated July 24, 2006, and must be read in conjunction with our prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “MANAGEMENT - Executive Officers and Directors”.  You should read this Supplement No. 4 together with our prospectus.

MANAGEMENT

Executive Officers and Directors

Our directors and executive officers and their ages as of October 19, 2006 are as follows:

Name	Age	Position
Scott P. Mitchell	35	Chief Executive Officer, President and Secretary, Director
Robert T. Geras	68	Director
George Mellon	60	Director
Joshua Metnick	33	Director
Patrick W. Walsh	41	Director
Jody Brown	35	Chief Financial Officer and Treasurer
George Douaire	43	President — Think Consumer Services Segment
Stan Antonuk	39	Chief Operating Officer
John Linden	28	Chief Technology Officer

On October 19, 2005, our shareholders elected Messrs. Mitchell, Geras, Mellon, Metnick and Walsh to serve as our directors.

Biographical information for our directors and executive officers

Scott P. Mitchell.  On June 8, 2006, Scott P. Mitchell was appointed to our board of directors and was named chief executive officer. Since August 2005, Mr. Mitchell has served as our president and since August 2004 as the chief executive officer of Cherish, Inc. Mr. Mitchell launched several successful Internet businesses including HSN.com, RollingStone.com and Tunes.com. In 2004 he merged his online dating company with us and formed Cherish, Inc., our wholly owned online dating subsidiary. Mr. Mitchell holds Bachelor of Science degrees from Illinois State University in Psychology and Economics and a Masters of Business Administration, Masters of Management and Organizational Development and Masters of Management Information Systems from Benedictine University.

Robert T. Geras.  In 1978, Mr. Geras founded and has since been President of LaSalle Investments, Incorporated, an early stage Chicago venture capital investment company. In April 2005, Mr. Geras became Interim President, director and CEO of Arryx, Inc., a Chicago nano-technology company which employs holographic laser steering at nano and microscopic levels to expedite groundbreaking research of many kinds. Mr. Geras co-founded and is a director of Merge Healthcare (MRGE) which provides radiology workflow products. He is currently a director of VideoHomeTours, Capital Growth Systems, Exadigm, Think Partnership, Advanced Diamond Technologies, Bias Power, and OrthoScan.

Mr. Geras is a founding member and a director of the Illinois Venture Capital Association which, in December 2004, presented Mr. Geras with the Fellows Award for “Extraordinary leadership in early stage venture funding in Illinois.” Mr. Geras also received the “Angel of the Year 2002” award by the Chicago Software Association at their Annual CityLIGHTS ceremony. On March 1, 2006, Mr. Geras was inducted into the Chicago Area Entrepreneurship Hall of Fame. Mr. Geras and his wife, Dawn founded the Save Abandoned Babies Foundation. Mr. Geras graduated from Northwestern University in 1961.

George Mellon.  Mr. Mellon has served as a director since June 2006. Following graduation from college in 1968, Mr. Mellon spent 16 years with INA/CIGNA and in 1984 founded North American Special Risks Associations Inc. (NASRA). NASRA operated as a Managing General Underwriter (MGU) representing several A+ rated insurance companies in the accident and health employee benefits area. Mr. Mellon served as chairman, president and chief executive officer of NASRA. In 1996, NASRA merged with HCC (NYSE) where Mr. Mellon remained active until 2000 serving as chairman, president and chief executive officer of HCCES, a division of HCC. He continued with HCC as a consultant. Mr. Mellon graduated from North Dakota State University in 1968 with a B.S. degree in Economics.

Joshua Metnick.  Mr. Metnick currently serves as chairman and chief executive officer of Chicago.com, Inc., as well as Managing Member of Associated Cities LLC which he formed with the owners of NewYorkCity.com, Atlanta.com and LosAngeles.com. Mr. Metnick currently serves as Chairman of Heilio, Inc., a Chicago-based network and online security services firm, and is a co-founder of Unified Consulting, Inc., a transactionally oriented Internet services development company started in 1999 and based in Los Angeles, California. In 2000, Mr. Metnick founded ePrairie.com, a news aggregator and blogging website for the Chicago and Midwest technology business community. Mr. Metnick holds a bachelor’s degree in finance from the University of Illinois and is a graduate of the Illinois Institute of Aviation.

Patrick W. Walsh.  Since May 2004, Mr. Walsh has served as the director of sales at Chasm Industries, Inc.  From 1999 to 2004, Mr. Walsh served as an executive of Avatar Systems Ltd., Chicago, Illinois.  From 1997 until 1999, Mr. Walsh served as vice president of marketing and business development for Metal Management, Inc., located in Chicago, Illinois.  Mr. Walsh graduated from Miami University (Ohio) in 1986.

Jody Brown.  Since August 2004, Mr. Brown has served as our chief financial officer.  From January 2001 until August 2004, Mr. Brown was a partner at the accounting firm of Poulos & Bayer, our previous independent registered public accountant.  He had worked at Poulos & Bayer since 1995. Mr. Brown graduated from the University of Illinois at Chicago in 1995.

George Douaire.  On July 3, 2006 Mr. Douaire was appointed as president of our Think Consumer Services Segment.  Prior to that beginning August 2005, Mr. Douaire served as our chief operating officer.  Previously, Mr. Douaire served as general manager of e-business and kodak.com and vice president of marketing for the Eastman Kodak Company.  Prior to that, Mr. Douaire was senior vice president at Peapod Interactive.  Mr. Douaire began his career at the Chicago Tribune Company in 1984 and served in a number of positions within the company.  Mr. Douaire also served on the Tribune Company’s corporate staff, as manager of marketing development.  Mr. Douaire holds a Bachelor of Arts degree from Fairfield University in Fairfield, Connecticut and a Masters of Business Administration from the Loyola University Graduate School of Business in Chicago.

Stan Antonuk.  Prior to joining us, Mr. Antonuk was part of the leadership team at InterActive Corporation which launched the e-commerce site, HSN.com. In addition to overseeing technology and operations for HSN.com, Mr. Antonuk also oversaw technology for HSN’s Advanced Services business.  Prior to HSN.com, Mr. Antonuk spent ten years serving in a variety of leadership positions in engineering, marketing, and technology for National Grid, an electric and gas power company in Upstate, New York.   He received a B.S. degree in Electrical and Computer Engineering from Clarkson University in Potsdam, N.Y. and an MBA from Le Moyne College in Syracuse, NY.

John Linden.  Mr. Linden has been Litmus Media’s chief executive officer since early 2005 where he built click fraud protected advertising distribution technologies for the performance-based advertising, search marketing, and e-retailing industries as well as developing its ValidClick search distribution network and its coupon and product comparison distribution systems.  Prior to Litmus Media, Mr. Linden was the executive vice president of marketing for Positive Networks, Inc.  He has also served as chief technology officer for Adknowledge and Virtumundo, Inc.  Mr. Linden founded and was the chief executive officer of Planet Alumni, Inc.

All of our directors are elected annually and serve until the next annual meeting of stockholders or until their successors are elected and qualified.  All executive officers serve at the discretion of our board.

Board Committees

Our board has formed three committees:

1                  an audit committee comprised solely of independent directors.  Robert T. Geras (chairman) serves as the committee’s financial expert.  The other members are George Mellon, Joshua Metnick and Patrick W. Walsh;

2                  a nominating committee comprised of George Mellon (chairman), Robert T. Geras, Joshua Metnick and Patrick W. Walsh; and

3                  a compensation committee comprised of Robert T. Geras (chairman), George Mellon, Joshua Metnick and Patrick W. Walsh.